UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING
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SEC FILE NUMBER 001-10179
CUSIP NUMBER 91058F 40 3
(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
	For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transition Period Ended:	Not Applicable

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable.

PART I - REGISTRANT INFORMATION

United Heritage Corporation
Full Name of Registrant

Not Applicable.
Former Name if Applicable

Suite 200, One Energy Square, 4825 Greenville Avenue
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75206
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

United Heritage Corporation (the “Registrant”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Registrant’s quarterly report on Form 10-QSB for the fiscal quarter ended December 31, 2007, because the Registrant is unable to finalize its financial statements in time to file its Form 10-QSB within the prescribed period without unreasonable effort or expense. The Registrant undertakes the responsibility to file such quarterly report not later than the fifth calendar day following the date on which the Form 10-QSB was originally due.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Joseph F. Langston	214	800-2663
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

United Heritage Corporation
(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 13, 2008
UNITED HERITAGE CORPORATION

	By:	/s/ Joseph F. Langston
Joseph F. Langston
President